July 16, 2010

VIA FEDERAL EXPRESS AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Mail Stop 4720

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	ZymoGenetics, Inc.
Schedule 14A
Filed April 30, 2010
File No. 000-33489

Dear Mr. Riedler:

This letter responds to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 21, 2010 (the “Staff Letter”) regarding the proxy statement on Schedule 14A (the “Schedule 14A”) of ZymoGenetics, Inc. (the “Company”). The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics with the Company’s response immediately following the relevant comment. For those comments requesting revised disclosure, the Company has indicated its proposed revisions to the disclosure set forth in the Schedule 14A by double underlining proposed insertions and striking through proposed deletions.

The Company will determine and communicate to the Staff the annual or quarterly filing, as applicable, in which it will first include the revised disclosure at such time as the Staff confirms that no further comments will be forthcoming on either the Schedule 14A or the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 13

Annual Incentives, page 18 and Long-Term Incentives, page 17

1.

We note your disclosure on page 16 that 40% of your named executive officers’ annual incentive awards (except for Dr. Williams) is based on actual individual achievement of a series of individualized performance goals related to his or her area of responsibility. Similarly, you disclose on page 17 that 80% of your named executive officers’ long-term

Securities and Exchange Commission

July 16, 2010

incentive awards is based on actual achievement of individual performance goals related to his or her area of responsibility. Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine these executive officers’ annual incentive bonus and long-term incentive award. Please amend you disclosure to provide the following:

•	The individual performance objectives; and

•	A discussion of how the level of achievement of each objective affected the actual bonuses to be paid or the stock options granted.

To the extent that the objectives are quantitative, the discussion in your proxy statement should be quantitative.

In response to the Staff’s comments, the Company proposes to revise the disclosure relating to Compensation Discussion and Analysis as set forth on Exhibit A.

****************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to Christopher Moore, Assistant General Counsel of the Company, by telephone at (206) 442-6685 or by facsimile at (206) 442-6678. Thank you for your assistance.

Respectfully yours,

ZYMOGENETICS, INC.

By:	/s/ James A. Johnson
Name:	James A. Johnson
Its:	Executive Vice President and Chief Financial Officer

2

Exhibit A

Compensation Discussion and Analysis

Objectives and Components

The objectives of our executive compensation program are to:

•	attract qualified, experienced executive personnel capable of achieving ZymoGenetics’ business objectives;

•	retain and motivate executives to achieve superior performance;

•	link individual compensation to individual and company performance; and

•	align executives’ financial interests with those of our shareholders.

The components of our executive compensation program are:

•	base salaries;

•	annual incentives in the form of cash bonuses; and

•	long-term incentives in the form of stock option grants.

Total Compensation

Our executive compensation program has been designed to encourage and reward performance that we believe will increase our intrinsic value over the long term. Until the launch of RECOTHROM® recombinant thrombin in early 2008, we had no product sales and our commercial operations were limited. Accordingly, advancement of our product development programs toward approval by the United States Food and Drug Administration (“FDA”) and commercialization had represented the best way to build value for shareholders. With sales of RECOTHROM becoming important to our performance in 2008 and 2009, we have increased the emphasis on commercial accomplishments, such as achieving our sales budget.

We have included three components in our compensation structure, namely base salaries, cash bonuses and stock option grants, to compete with other companies in our industry. We would be unusual were we not to offer all three of these components.~~,~~ Not only are these components important for recruiting executives, they are also important for retaining them.

We have never viewed the total value of the three components as the appropriate amount for benchmarking with other companies. For companies like ours, without an established, profitable commercial business, stock options are highly speculative. Unless we are able to gain approval for additional products and ultimately generate significant sales and potential profits, these stock options are unlikely to have substantial value over the long term. We believe that stock options must be viewed and benchmarked independently from the two cash compensation components. Accordingly, we make no decisions regarding allocation of total compensation between cash and non-cash components; we benchmark each separately and set each at levels we believe will be competitive to our peer group of companies.

Determining Executive Compensation

The compensation committee of the Board of Directors is responsible for implementing our executive pay philosophy, evaluating compensation against the market and our pay philosophy, and approving the material terms of executive compensation arrangements. The compensation committee evaluates the performance of our Chief Executive Officer and determines his compensation based on this evaluation. Douglas E. Williams, Ph.D. has been our Chief Executive Officer since the retirement of Bruce L. A. Carter, Ph.D. in January 2009.

With respect to the other named executive officers, the compensation committee considers our Chief Executive Officer’s input as to performance evaluations and recommended compensation arrangements. The Chief Executive Officer’s recommendations on executive officer compensation are subject to final approval of the compensation committee.

Management and the compensation committee rely on outside advisors to ascertain competitive pay levels, evaluate pay program design, and assess emerging trends in executive and equity compensation. Generally, the compensation committee retains an independent consultant to perform such an assessment every two years. During 2007, the compensation committee engaged Radford Surveys + Consulting (“Radford”), as described below under the heading “Benchmarking.”

Benchmarking

In setting 2009 executive compensation levels, we relied on compensation statistics from various sources, including the 2007 edition of the Radford Global Life Sciences Survey.

In 2007, the compensation committee retained Radford to review our executive compensation program. In completing their 2007 review, Radford reviewed executive compensation data gathered from the most recent proxy statements of 22 U.S.-based biotechnology companies having the following characteristics:

•	Either in late-stage clinical trials or the earlier stages of product launch (i.e., product revenues of less than $200 million);

•	Market capitalization between $500 million and $2 billion; and

•	Between 200 and 800 employees.

The 22 companies in the peer group were:

Alexion Pharmaceuticals Inc.	Exelixis Inc.	Progenics Pharmaceuticals Inc.

Arena Pharmaceuticals Inc.	GTx, Inc.	Regeneron Pharmaceuticals Inc.

Array Biopharma Inc.	Human Genome Sciences Inc.	Savient Pharmaceuticals Inc.

Auxilium Pharmaceuticals Inc.	InterMune Inc.	Theravance Inc.

BioMarin Pharmaceutical Inc.	MannKind Corporation	United Therapeutics Corporation

Cubist Pharmaceuticals, Inc.	Medarex Inc.	ViroPharma Incorporated

CV Therapeutics, Inc.	Myriad Genetics Inc.	Xenoport, Inc.

Onyx Pharmaceuticals Inc.

The compensation committee used the Radford’s findings as a component in establishing executive compensation levels in 2009. At the conclusion of their 2007 review, Radford made three principal recommendations in connection with executive compensation, namely, the target level for annual incentive awards, the target level for long-term incentive awards and the introduction of restricted stock grants as a part of our executive compensation program. The compensation committee adopted the first two recommendations of Radford but not the third.

Base Salaries

We seek to establish base salaries that are competitive with salaries paid by other biotechnology companies of comparable size with similar business objectives. We believe that we compete with these companies for qualified executives.

We base a named executive officer’s salary on:

•	an evaluation of salaries of individuals in similar positions in the biotechnology industry; and

•	an evaluation of the executive’s experience, scope of responsibilities and performance in achieving specific objectives.

We conduct these evaluations sequentially. First, we establish a salary range for each named executive officer having a midpoint approximating the median base salary level for comparable positions within the biotechnology industry and a range from 37.5% below to 37.5% above the midpoint. The midpoint is determined annually using the benchmarking described above under the heading “Benchmarking.” Secondly, we fix each named executive officer’s actual base salary within the range based on his or her experience, scope of responsibilities and performance in achieving specific objectives. Each of these evaluations is performed annually for each named executive officer.

For 2009 salaries, annual base salary reviews for all our named executive officers other than our Chief Executive Officer, Dr. Williams, were conducted in conjunction with our company-wide performance management process. In light of the economic conditions prevailing at the time, the base salaries for executive officers were not increased for 2009 except for Dr. Williams in connection with his promotion to Chief Executive Officer in January 2009.

The base salary for each named executive officer identified in the Summary Compensation Table is subject to a minimum amount pursuant to an employment agreement. These minimum amounts are: for Dr. Williams, $550,000; for Mr. Zaruby $400,000; for Mr. Johnson, $369,200; for Ms. Franklin, $275,000; and for Dr. Ramos, $350,000.

~~Annual Incentives~~ Corporate and Individual Goals

We seek to structure ~~annual~~ incentive~~s~~ awards to encourage named executive officers to focus on achieving important near-term business objectives, which are comprised of both corporate and individual goals. Named executive officers are eligible for annual incentive awards, paid in the form of a cash bonus, and long-term incentive awards, paid in the form of stock options, based on the accomplishment of corporate goals, individual goals and important unanticipated contributions to our performance for the year. As part of the process of establishing our operating plan for the coming year, executive management identifies the goals most important to building our value and advancing our long-term business objectives. These corporate goals are then submitted to the Board of Directors for approval with regard to corporate strategy, and separately to the compensation committee for approval as the basis for incentive compensation. A named executive officer’s individual goals are supportive of the corporate goals and are developed in an iterative process of discussion between the named executive officer and our Chief Executive Officer.

~~Named executive officers are eligible for annual incentive awards, paid in the form of a cash bonus, based on the accomplishment of corporate goals and other important contributions to our performance for the year.~~ For 2009, our corporate goals covered the following specific accomplishments and were given the following weights:

•	RECOTHROM (35% weight) – execute plan to achieve sales budget; support Bayer in pursuing ex-U.S. regulatory approvals; and establish long-term surgical portfolio strategy.

•

Business development, alliance management and financial (30% weight) – establish effective structures to facilitate all necessary technology transfer, development and commercial plans and governance requirements for the PEG-interferon lambda collaboration; conduct IL-21 protein partnering process to reach term sheet stage; complete one or more partnership transactions related to preclinical programs; and end the year with more than two years of funding.

•

PEG-interferon lambda (25% weight) – complete Phase 1b study in Hepatitis C virus patients and supporting toxicology work for Phase 2 initiation; and initiate the first Phase 2 study to support registration program.

•	IL-21 (5% weight) – complete Phase 2 renal cell carcinoma study in combination with Nexavar® and complete enrollment of Phase 2 metastatic melanoma single-agent study.

•

Research (5% weight) – conduct toxicology studies for IL-21 mAb and manufacture IL-21 mAb clinical trial material to support Investigational New Drug application submission; and advance three designated molecules to lead development go/no go decision stage.

Our compensation committee determined that we met or partially met all of our corporate goals in 2009. In addition, we made several major accomplishments that were not anticipated at the start of 2009, including successfully concluding a restructuring that eliminated $40 million from our expense base, redefining our strategic focus, renegotiating our relationship with Bayer Schering Pharma A.G., entering into an IL-21 mAb-related transaction with Novo Nordisk A/S and successfully positioning ourselves for an equity offering in the first week of

2010. Taking into consideration these unanticipated accomplishments and the prevailing economic conditions, the compensation committee concluded that our 2009 corporate performance was significantly above expectations and that the level of achievement of our corporate goals was 115%.

Within each named executive officer’s individual goals there is generally a range of difficulty such that there is a reasonable expectation that certain goals will be achieved while other goals will depend on superior or exceptional performance. Our Chief Executive Officer reports to the compensation committee regarding the performance of each named executive officer toward achievement of his or her individual goals. At the same time, the compensation committee assesses the achievement of corporate goals. Based on these evaluations, the compensation committee determines and approves the incentive amounts to be paid to each named executive officer. For 2009, the individual performance goals for our named executive officers covered the following specific accomplishments:

James A. Johnson

Mr. Johnson’s individual goals were:

•	Supporting corporate restructuring efforts through reallocation of workloads, consolidation of space utilization and reductions to information technology overhead;

•	Managing operations to end the year with sufficient cash and cash equivalents to fund our operations for at least two years;

•	Ensuring effective collaboration with Bristol-Myers Squibb, including planning, budgeting, forecasting, time reporting and general management as one of our representatives on the joint steering committee;

•	Developing and implementing a revised strategic and tactical plan for corporate communications;

•	Completing an updated enterprise risk management assessment;

•	Coordinating improvements to our internal financial reporting process; and

•	Controlling actual expenses and capital costs within established budgets.

Mr. Johnson’s level of achievement was determined to be 115%. In determining that Mr. Johnson had exceeded his individual goals the compensation committee considered his success in raising the profile of PEG-interferon lambda within the investment community and the high quality of the financial analyses that informed our strategic business review.

Stephen W. Zaruby

Mr. Zaruby’s individual goals were:

•	Establishing a long-term surgical portfolio strategy;

•	Executing a plan to achieve established sales budget for Recothrom;

•	Managing our relationship with Bayer, including providing support for regulatory filings;

•	Maintaining positive investor interactions relating to Recothrom and other aspects of our business; and

•	Ensuring effective collaboration with Bristol-Myers Squibb, as one of our representatives on the joint steering committee.

Mr. Zaruby’s level of achievement was determined to be 105%. In determining that Mr. Zaruby had exceeded his individual goals the compensation committee considered the measurable improvement in the performance of Recothrom that occurred shortly after Mr. Zaruby assumed responsibility for the brand.

Heather L. Franklin

Ms. Franklin’s individual goals were:

•	Providing leadership during the strategic business review, including supporting the development of the long-term surgical portfolio strategy;

•	Integrating alliance and portfolio management and ensuring an effective interface with all parts of the organization;

•	Conducting an IL-21 partnering process to reach the term sheet stage; and

•	Establishing effective structures to facilitate all necessary technology transfer, development and commercial plans and governance requirements for the PEG-interferon lambda collaboration with Bristol-Myers Squibb.

Ms. Franklin’s level of achievement was determined to be 125%. In determining that Ms. Franklin had exceeded her individual goals the compensation committee considered the importance of the Bristol-Myers Squibb transaction consummated early in the year, the significant strategic and revenue generating transaction relating to IL-21 MAb, the successful restructuring of the Bayer relationship relating to Recothrom and that Ms. Franklin was a strong proponent of the structural and strategic changes we implemented during 2009 and, as such, made a significant contribution to the successful implementation of these changes.

Eleanor L. Ramos

Dr. Ramos’ individual goals were:

•	With regard to PEG-interferon lambda, facilitating the completion of the Phase 1b study in Hepatitis C virus patients and the timely initiation of the Phase 2 study, and ensuring effective collaboration with Bristol-Myers Squibb, as one of our representatives on the joint steering committee;

•	With regard to IL-21, completing the Phase 2 renal cell carcinoma study and completing enrollment of the Phase 2a metastatic melanoma study; and

•	Maintaining positive investor interactions relating to our clinical development programs.

Dr. Ramos’ level of achievement was determined to be 105%. In determining that Dr. Ramos had exceeded her individual goals the compensation committee considered the timely performance of our clinical organization and the resulting maintenance of credibility with our partners despite significant structural and personnel changes .

Annual Incentives

With regard to Dr. Williams, our Chief Executive Officer in 2009, 100% of his annual incentive award is based on actual company achievement of the~~se~~ corporate performance goals. With regard to each other named executive officer, 60% of his or her annual incentive award is based on actual company achievement of the corporate performance goals and the remaining 40% is based on actual individual achievement of ~~a series of~~ their individual~~ized~~ performance goals ~~related to his or her area of responsibility. A named executive officer’s individual goals are supportive of the corporate goals and are developed in an iterative process of discussion between the named executive officer and our Chief Executive Officer.~~ This 60/40 (corporate/individual) formula reflects the compensation committee’s view that for annual incentive awards to be made at the target level both the company and the named executive officer must be performing well. ~~Each named executive officer has a minimum of five and a maximum of eight goals for his or her respective area of responsibility. Within each named executive officer’s goals there is generally a range of difficulty such that there is a reasonable expectation that certain goals will be achieved while other goals will depend on superior or exceptional performance. Our Chief Executive Officer reports to the compensation committee regarding the performance of each named executive officer toward achievement of his or her individual goals. At the same time, the compensation committee assesses the achievement of corporate goals. Based on these evaluations, the compensation committee determines and approves the incentive amounts to be paid to each named executive officer.~~

The compensation committee established the following payout ranges for 2009 annual incentive awards based on base salaries in effect as of the end of that year, as adjusted on February 1, 2009:

	Percentage of Base Salary
Name	Target	Maximum
Chief Executive Officer (Dr. Williams)	50%	75%
President (Mr. Zaruby)	50%	75%
Executive Vice President (Mr. Johnson)	40%	55%
Senior Vice President (Ms. Franklin, Dr. Onetto and Dr. Ramos)	35%	50%

In determining the foregoing payout ranges, the compensation committee reviewed data from 22 similarly sized U.S. biotechnology companies (as reported in their proxy statements) and performed the other benchmarking described above under the heading “Benchmarking.” The survey data provided by Radford showed average annual incentive awards as a percentage of base salary as follows: Chief Executive Officer, 61%; President, 36%; Chief Scientific Officer, 49%; Chief Financial Officer, 36%; Chief Medical Officer, 40%; and Top Sales Executive, 47%.

Based on the compensation committee’s assessment of our company performance compared to corporate goals and, other than for our Chief Executive Officer, each named executive officer’s performance compared to individual goals, a percentage of overall target level is determined using the 60/40 formula described above. One hundred percent of the target level for corporate goals is awarded in cases where we met all of our goals and 100% of the target level for individual goals is awarded in cases where the executive has met all of his or her individual goals. Target levels may be exceeded to reward exceptional performance beyond expectations at the corporate or individual level. If goals are not achieved at the corporate or individual level, a percentage below 100% of target is awarded at the relevant level. A named executive officer might not receive any annual incentive award because there is no guaranteed minimum annual incentive award. Notwithstanding the forgoing, the compensation committee retains a general discretion to make an award of more or less than that determined by the 60/40 formula described above to take account of unforeseen or special circumstances.

~~We met or partially met all of our corporate goals in 2009. In addition, we made several major accomplishments that were not anticipated at the start of 2009, including successfully concluding a restructuring that eliminated $40 million from our expense base, redefining our strategic focus, renegotiating our relationship with Bayer Schering Pharma A.G., entering into an IL-21 mAb-related transaction with Novo Nordisk A/S and successfully positioning ourselves for an equity offering in the first week of 2010. Taking into consideration these unanticipated accomplishments and the prevailing economic conditions, the compensation committee concluded that our 2009 corporate performance was significantly above expectations and that the level of achievement of our corporate goals was 115%. All of the named executive officers identified below achieved his or her fundamental individual goals, together with certain of their individual goals that were considered more difficult to achieve. In addition, certain named executive officers made significant contributions to the achievement of the unanticipated accomplishments described above.~~

For 2009, annual incentive awards were paid to the named executive officers in early 2010 based on the percentages of target amount set forth in the table below.

Name	Percentage of Corporate Goals Achieved	Percentage of Individual Goals Achieved	Overall Percentage of Target Amount (1)
Douglas E. Williams, Ph.D.	115%	Not Applicable	115%
Bruce L.A. Carter, Ph.D.(2)	Not Applicable	Not Applicable	Not Applicable
James A. Johnson	115%	115%	115%
Stephen W. Zaruby	115%	105%	111%
Heather L. Franklin	115%	125%	119%
Nicole Onetto, M.D.(3)	Not Applicable	Not Applicable	Not Applicable
Eleanor L. Ramos, M.D.	115%	105%	111%

(1)	In determining the overall percentage of target amount, corporate goals bear a weight of, in the case of Dr. Williams, 100% and, in the case of the other named executive officers, 60%, and individual goals bear a weight of, in the case of Dr. Williams, 0% and, in the case of the other named executive officers, 40%.

(2)	Due to his retirement in January 2009, Dr. Carter was not awarded an annual incentive.
(3)	Due to her resignation in June 2009, Dr. Onetto was not awarded an annual incentive.

The actual amount of annual incentive awards payable to each named executive officer for 2009 are reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Long-Term Incentives

Long-term incentive awards, which consist of stock option grants, are a fundamental element in our executive compensation program. We believe that stock options are an effective way to emphasize long-term company performance, and reward named executive officers for the creation of value on the same basis as our shareholders.

A named executive officer typically receives a sizeable stock option grant when he or she joins us or receives a significant promotion. In determining the size of an initial option grant, level of responsibility and competitive factors are considered using the benchmarking described above under the heading “Benchmarking.”

Named executive officers also are eligible for annual stock option grants based on the achievement of the same individual and corporate goals that form the basis for the annual cash incentives. As with annual incentives, the long-term incentive award to our Chief Executive Officer is based entirely on actual company achievement of corporate performance goals. For the other named executive officers, 20% of the long-term incentive award is determined based on actual company achievement of corporate performance goals and the remaining 80% is based on actual achievement of individual performance goals related to his or her area of responsibility. This 20/80 (corporate/individual) formula reflects the compensation committee’s view that individual performance is more significant in determining the size of a long-term incentive award because company performance, reflected through stock performance, is already factored into such an award by its nature. The compensation committee established the following ranges for annual stock option grants for 2009, which are set forth in the Grants of Plan-Based Awards table below:

	Number of Shares Granted
Name	Target	Maximum
Chief Executive Officer (Dr. Williams and Dr. Carter)	150,000	225,000
President (Mr. Zaruby)	100,000	150,000
Executive Vice President (Mr. Johnson)	60,000	80,000
Senior Vice President (Ms. Franklin, Dr. Onetto and Dr. Ramos)	45,000	60,000

In determining the foregoing ranges, the compensation committee reviewed data from 22 similarly sized U.S. biotechnology companies (as reported in proxy statements) as described above under the heading “Benchmarking” and considered the foregoing ranges to be competitive.

A percentage of target level is determined for each named executive officer based on the compensation committee’s assessment of our overall performance and, other than for our Chief Executive Officer, each named executive officer’s individual performance compared to individual goals. One hundred percent of the target level for corporate goals is awarded in cases where we met all goals and 100% of the target level for individual goals is awarded in cases where the executive met all his or her individual goals. Target levels may be exceeded to reward exceptional performance beyond expectations at the corporate or individual level. If goals are not achieved at the corporate or individual level, a percentage below 100% of target is awarded at the relevant level. A named executive officer might not receive any long-term incentive award because there is no guaranteed minimum incentive award. Notwithstanding the forgoing, the compensation committee retains general discretion to make an award of more or less than that determined by the 20/80 formula described above to take account of unforeseen or special circumstances.

~~As described above with respect to annual incentive awards, the compensation committee concluded that, taking into consideration several major accomplishments that were unanticipated at the start of 2009, our 2009 performance was significantly above expectations, and that the level of achievement of our corporate goals was 115%.~~ Stock option grants to the named executive officers for 2009 were awarded in January 2010 based on the percentages set forth in the table below.

Name	Percentage of Corporate Goals Achieved	Percentage of Individual Goals Achieved	Overall Percentage of Target Amount (1)	Number of Shares Subject to Long-term Incentive Award
Douglas E. Williams, Ph.D.(2)	115%	Not Applicable	115%	250,000
Bruce L.A. Carter, Ph.D.(3)	Not Applicable	Not Applicable	Not Applicable	—
James A. Johnson	115%	115%	115%	69,000
Stephen W. Zaruby	115%	105%	107%	107,000
Heather L. Franklin	115%	125%	123%	55,350
Nicole Onetto, M.D.(4)	Not Applicable	Not Applicable	Not Applicable	—
Eleanor L. Ramos, M.D.	115%	105%	107%	48,150

(1)	In determining the overall percentage of target amount, corporate goals bear a weight of, in the case of Dr. Williams, 100% and, in the case of all other named executive officers, 20%, and individual goals bear a weight of, in the case of Dr. Williams, 0% and, in the case of all other named executive officers, 80%.
(2)	In the exercise of its discretion, the compensation committee increased Dr. Williams’ long-term incentive award by an additional 77,500 shares above that calculated using the formula.
(3)	Due to his retirement in January 2009, Dr. Carter was not awarded a stock option as a long-term incentive.
(4)	Due to her resignation in June 2009, Dr. Onetto was not awarded a stock option as a long-term incentive.

Annual stock option grants to the named executive officers and all other employees were awarded on the last business day of January. Stock options are granted under our 2001 Stock Incentive Plan (the “2001 Plan”), have an exercise price equal to the closing price of our common stock on the grant date and vest over a period of four years. We do not have a program, plan or practice to time stock option grants to executive officers in coordination with the release of material nonpublic information.

Stock Option Exchange Program

In early 2009, the compensation committee reviewed our use of equity incentives and noted that a large number of outstanding stock options were significantly out-of-the-money and therefore were no longer serving as effective incentive or retention tools, yet were being recorded as compensation expense by us and contributing to our potential employee equity overhang. In August 2009, the compensation committee recommended to the full board, and the board subsequently approved, a stock option exchange program, under which our employees, including executive officers, would be offered the opportunity to exchange eligible out-of-the-money stock options for new options having an exercise price per share equal to the closing price of our common stock on the day immediately following the expiration of the exchange offer. Outstanding stock options with an exercise price greater than $7.90 per share were eligible to participate in the stock option exchange program. Participants in the stock option exchange program received a new stock option to purchase a lesser number of shares for each eligible stock option surrendered in exchange at a lower exercise price than the options surrendered for cancellation. In addition, the new options vest over two or three years depending on whether the surrendered option was fully vested. The exchange ratio at which shares subject to eligible stock options were exchanged for shares subject to new stock options was set to result in the grant of replacement stock options for each grouping of surrendered options that, in the aggregate, had a fair value estimated to be approximately equal to the fair value of the cancelled stock options they replaced as of the date of the stock option exchange offer.

The compensation committee concluded that our executive officers should be eligible to participate in the stock option exchange program to provide them with improved incentives to increase shareholder value, increase the retention value of outstanding options and reduce the total number of potential shares directed toward employee incentive programs—all at virtually no additional compensation expense to the company.

The stock option exchange program was approved by our shareholders on November 10, 2009 and the exercise price of the replacement options was set at $6.35, the closing price of our common stock on December 16, 2009 (the day immediately following the expiration of the stock option exchange offer).

A total of 186 employees participated in the stock option exchange program, including three of our named executive officers. Information regarding the stock options surrendered and new options received by the named executive officers who participated in the stock option exchange program is set forth in the following table:

Name	Number of Shares Subject to Surrendered Options	Exercise Price of Surrendered Options ($)	Number of Shares Subject to New Options	Exercise Price of New Options ($)
Douglas E. Williams, Ph.D.	593,674	10.89 – 19.27	280,066	6.35
Bruce L.A. Carter, Ph.D.	—	—	—	—
James A. Johnson	205,324	14.73 – 21.26	94,983	6.35
Stephen W. Zaruby	—	—	—	—
Heather L. Franklin	—	—	—	—
Nicole Onetto, M.D.	—	—	—	—
Eleanor L. Ramos, M.D.	50,000	15.11	28,570	6.35

Perquisites

Although we prefer to limit perquisites, Dr. Carter received the use of an automobile, a health club membership and tax advice. These perquisites were negotiated prior to our separation from Novo Nordisk A/S in 2000 and were based on the perquisites Dr. Carter received during his employment by Novo Nordisk. Following his retirement as Chief Executive Officer in January 2009, Dr. Carter is no longer eligible to receive these benefits. Dr. Williams did not receive comparable perquisites upon his promotion to Chief Executive Officer.

Deferred Compensation Plan

Our named executive officers are eligible to participate in our Deferred Compensation Plan for Key Employees, which is intended to allow our executives to defer current income, without being limited by the Internal Revenue Code contribution limitations for 401(k) plans. Under the Deferred Compensation Plan, an executive may irrevocably elect, on an annual basis, to defer up to 50% of his or her salary and up to 100% of his or her bonus paid for services rendered in the relevant year. Each year, an account is established under the Deferred Compensation Plan to reflect the amount deferred by the executive for such year. The executive’s Deferred Compensation Plan accounts are adjusted for notional investment earnings. These earnings are based on the return of the investment tracking funds to which the executive has allocated his or her accounts under the Deferred Compensation Plan. The investment tracking funds are all publicly traded mutual funds available to participants in our 401(k) plan. Executives may change how their accounts are allocated among the tracking funds at any time. No named executive officers participated in the Deferred Compensation Plan in 2009, and the Board of Directors voted to freeze further deferrals under the Deferred Compensation Plan effective September 1, 2009.

Dr. Carter is the only named executive officers identified in the Summary Compensation Table who has participated in the Deferred Compensation Plan. Dr. Carter did not, however, participate in the Deferred Compensation Plan during 2009. Disclosures regarding Dr. Carter’s participation are provided in the Nonqualified Deferred Compensation table below and the narrative explanation that accompanies that table.

Stock Ownership Guidelines

Currently, there is no requirement for a named executive officer to own our stock. The compensation committee has discussed the possibility of introducing stock ownership guidelines for named executive officers in connection with the possible introduction of stock-based compensation vehicles other than stock options. There are, however, currently no plans to introduce stock ownership guidelines or stock-based compensation vehicles other than stock options for named executive officers.

Potential Post-Termination Payments

Based on the data from Radford described above under the heading “Benchmarking,” we believe that the payments described under the heading “Potential Payments Upon Termination or a Change in Control” below are customary in the industry and necessary to attract and retain qualified, experienced executive personnel.

Tax and Accounting

Section 162(m) of the Internal Revenue Code imposes a limitation on the deductibility of compensation payments in excess of $1 million to each of our Chief Executive Officer and our other named executive officers (other than our Chief Financial Officer). Certain performance-based compensation is not subject to the limitation on deductibility. For awards under our 2001 Plan to continue to be deductible under Section 162(m) as performance-based compensation, shareholders were asked at our 2006 annual meeting of shareholders to approve the material terms of the 2001 Plan. Shareholders approved the material terms of the 2001 Plan and, therefore, long-term awards granted under the 2001 Plan will continue to be designed to qualify for the performance-based exception to the $1 million limitation on deductibility of compensation payments. In 2009, compensation to our Chief Executive Officer and each of our other named executive officers did not exceed $1 million for purposes of Section 162(m), and we expect the same to be true for 2010. We may, however, in the future approve annual compensation that could exceed the $1 million limitation if we believe that it is in the best interests of our shareholders.